November 29, 2010
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Re:	H&R Block, Inc. Form 10-K for the fiscal year ended April 30, 2010 Form 10-Q for the quarter ended July 31, 2010 File No. 1-6089
Dear Mr. Spirgel:
This letter responds to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the letter dated November 12, 2010 to Alan Bennett, the Chief Executive Officer of H&R Block, Inc. (the “Company”), regarding the Company’s Form 10-K for the year ended April 30, 2010, and Form 10-Q for the three months ended July 31, 2010 (the “Staff Comment Letter”).
Comments 1 through 3 in the Staff Comment Letter for which you required specific response are reproduced below, with our response immediately following each comment.
We acknowledge that the accuracy of the disclosures in our SEC filings is the responsibility of the Company. We also acknowledge that Staff comment or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Year Ended April 30, 2010
Note 18: Litigation and Related Contingencies, page 62
Discontinued Operations, page 23
1.	We note in your response to prior comment five to our letter dated October 12, 2010. It appears your threshold for disclosure pursuant to par. 3-5 of ASC 450-20-50 is whether you can estimate “with certainty” what the eventual outcome of the repurchase requests will be. We do not believe that this criteria is consistent with the guidance in ASC 450. Furthermore, given that you ceased originating mortgage loans in December 2007, it would appear that you would be able to provide an estimate of the additional loss or range of loss that could be reasonably possible. Please either revise to provide a range of loss, or provide explicit disclosure as to why you are unable to estimate the loss or range of possible losses, even in light of the fact that you exited this business in December 2007 and thus any exposure would appear to be capped.

United States Securities and Exchange Commission
Mr. Larry Spirgel
November 29, 2010
- Page 2 -
Our previous response stated, “There may be a wide range of reasonably possible losses in excess of the recorded liability that cannot be estimated with certainty, primarily due to difficulties inherent in estimating the level of future claims that will be asserted and the percentage of those claims that are valid.” We did not intend to indicate that “with certainty” was our threshold for disclosure. We intended to indicate that given the difficulties inherent in estimating the wide range of possible losses, we are unable to determine a range of potential loss that is reasonably possible. Our internal analysis is focused on estimating our probable loss and is the basis for our reserve. Although we ceased originating loans in December 2007 and therefore have no new originations on which to estimate repurchases, it is still inherently difficult to estimate the level of future claims that may be asserted and the percentage of those claims that are valid. For these reasons, we are not able to estimate the potential exposure to loss above our accrual that could be reasonably possible.

2.	We note your response to prior comment 4d to our letter dated October 12, 2010 where your provide additional information about the types of repurchase requests you are receiving, as well as related trends. Please respond to the following:
•	In future filings, please disclose the amount of unresolved claims by claimant and amount of unpaid principal balance.
Because most claims relate to loans that are liquidated, and therefore their unpaid principal balance is zero, we do not believe the current unpaid principal balance is a meaningful measure of claims. We instead use the gross (original) principal balance to quantify claims received. The following is an example of the disclosure that the Company will include in its quarterly filings effective with the filing of the Company’s Form 10-Q for the three months ending October 31, 2010:
Claims totaling approximately $136 million in gross principal balance remained subject to review as of July 31, 2010, of which approximately $84 million are from private-label securitizations, related to rescissions of mortgage insurance, and $52 million from monoline insurers.
•	Your response indicates that you rejected claims of approximately $405 million where the evidence did not establish that a repurchase obligation existed. Please tell us whether the counterparty accepted the rejected claim, or whether they have, or could continue to pursue the matter. Additionally, tell us whether these claim rejections were concentrate with any one type of claimant.
Claim rejections have not been concentrated with one type of claimant. While some claimants have established a process to deliver a formal notification of claim withdrawal, most claimants simply discontinue their pursuit of undisputed rejected claims. No claimant, including claimants that deliver formal claim withdrawal notifications, has waived any rights or remedies available under the loan transaction agreements, and therefore could pursue future claims. We will include disclosure that counterparties could continue to assert claims related to those claims we have denied.

United States Securities and Exchange Commission
Mr. Larry Spirgel
November 29, 2010
- Page 3 -
3.	We note your disclosure beginning on page 62 regarding the various litigation matters to which the Company is exposed. We also note that in the majority of these situations, you have not disclosed either:
•	the possible loss or range of loss; or

•	a statement that an estimate of the loss cannot be made
ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or it the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures in future filings to include all of the disclosures required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.
Effective with the filing of the Company’s Form 10-Q for the three months ending October 31, 2010 the Company will include additional disclosures specific to each case either addressing a possible loss or range of loss, or including a statement that an estimate cannot be made. We disclose our total accrual, including obligations under indemnification, which was $24.0 million as of July 31, 2010. In future filings we will evaluate, for each case, if the related accrual should be disclosed.
Please contact me at (816) 854-4559 if additional information is necessary in response to the Staff’s comments.
Sincerely,

/s/ Colby Brown
Corporate Controller
H&R Block, Inc.

cc:	Jeffrey T. Brown, Chief Financial Officer Jim Ash, Interim General Counsel Howard Cohen, Partner, Deloitte & Touche LLP David Baker Lewis, Audit Committee Chairman